Exhibit 99.1

AMENDMENT AGREEMENT NO. 8 TO SILVER PURCHASE AGREEMENT

THIS AMENDMENT AGREEMENT dated as of the 29th day of March, 2017.

AMONG:

SILVER WHEATON CORP., a corporation existing under the laws of the Province of Ontario

(“Silver Wheaton”)

- and -

ELSA RECLAMATION & DEVELOPMENT COMPANY LTD., a corporation existing under the laws of the Yukon Territory

(“ERDC”)

- and -

ALEXCO KENO HILL MINING CORP. (formerly named Alexco Resource Canada Corp.), a corporation existing under the laws of the Province of British Columbia

(“ARCC”)

- and -

ALEXCO RESOURCE CORP., a corporation existing the laws of the Province of British Columbia

(“Alexco”)

WHEREAS:

A.	Silver Wheaton, ERDC, ARCC and Alexco (collectively the “Parties”) entered into a Silver Purchase Agreement dated as of October 2, 2008, as amended by seven amendment agreements prior to the date hereof (collectively, the “Silver Purchase Agreement”).
B.	The Parties wish to amend the Silver Purchase Agreement upon the terms and conditions set forth herein.

NOW THEREFORE THIS AMENDMENT AGREEMENT WITNESSES THAT in consideration of the sum of one (CDN$1.00) Canadian dollar paid by the parties to each other and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby agree as follows:

1.	Definitions
1.1	Any capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Silver Purchase Agreement.

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2.	Representations and Warranties
2.1	ERDC, ARCC and Alexco hereby jointly and severally represent and warrant to Silver Wheaton as follows, and acknowledge that Silver Wheaton is relying on such representations and warranties in connection with amending the Silver Purchase Agreement in accordance with the terms hereof:

(a)                except for the corporate approvals that have been obtained as of the date hereof and the approvals of the Toronto Stock Exchange and the NYSE MKT LLC in connection with the issuance of the Common Shares (as defined in Section 4.1 hereof), no other corporate approvals, consents, or approvals of any other party are required to be obtained by Alexco, ERDC, and/or ARCC in connection with the execution and delivery or the performance by Alexco, ERDC, and/or ARCC of this Amendment Agreement or the transactions contemplated hereby (including the issuance of the Common Shares);

(b)               this Amendment Agreement and the exercise of each of Alexco, ERDC, and/or ARCC’s rights and performance of their obligations hereunder (including the issuance of the Common Shares) do not and will not conflict with, or cause Alexco, ERDC, and/or ARCC to be in breach of, any agreement to which Alexco, ERDC, and/or ARCC is a party or which is binding on their assets;

(c)                the representations and warranties set for in Section 19(a) of the Silver Purchase Agreement are true and correct as if made on and as of the date hereof;

(d)	the mineral rights listed in Schedule A1 attached hereto and the surface leases and fee simple lands appurtenant to the mineral rights listed in Schedule A2 attached hereto are each true, correct and complete and together constitute all of the real property that comprises the interest of the Owners and its Affiliates in the Bermingham, Flame and Moth, Bellekeno, Onek, Luck Queen, Elsa Tailings and Silver King properties;
(e)	the map of the Mining Properties attached hereto as Schedule A3 depicts the location of the Mining Properties with reasonable accuracy;

(f)                no Event of Default or event which, with the giving of notice, the passage of time or both, would constitute an Event of Default, has occurred and is continuing as of the date of this Amendment Agreement.

2.2	Alexco hereby represents and warrants to Silver Wheaton as follows, and acknowledges that Silver Wheaton is relying on such representations and warranties in connection with amending the Silver Purchase Agreement in accordance with the terms hereof:
(a)	the authorized capital of Alexco consists of an unlimited number of common shares of which 93,676,935 common shares are issued and outstanding as of the date hereof;
(b)	the Common Shares have been duly authorized and allotted for issuance and, when issued, will be validly issued as fully paid an non assessable common shares of Alexco;
(c)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of Alexco (including the common shares in the capital of Alexco) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of Alexco, contemplated or threatened by any government authority;

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(d)	as of the date of execution of this Amendment Agreement, the common shares of Alexco are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT LLC;
(e)	as of the date of execution of this Amendment Agreement, Alexco has filed all material documents and information required to be filed by it under applicable securities legislation of Canada and any other provinces or localities of any of the foregoing, or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Toronto Stock Exchange or the NYSE MKT LLC (all such documents filed prior to the date of execution of this Amendment Agreement together with the life of mine plan provided via email to Silver Wheaton on March 28, 2017 entitled “Mine Economic Feasibility Plan (GP Structure) – Mar 22 – After Tax Clean.xlsb” and the Preliminary Economic Assessment dated March 29, 2017 and provided to Silver Wheaton on March 29, 2017, the “Public Disclosure Documents”). As of the effective date of such Public Disclosure Documents, none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and, to the knowledge of Alexco, content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Alexco has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Amendment Agreement remains confidential. There is no material adverse change concerning Alexco which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Amendment Agreement;
(f)	as at the date of execution of this Amendment Agreement, Alexco is not a party to any actions, suits or proceedings which could materially adversely affect its business or financial condition, and, to the best of Alexco’s knowledge no such actions, suits or proceedings have been threatened as at the date of execution of this Amendment Agreement;
(g)	as of the date of execution of this Amendment Agreement, no order ceasing or suspending trading in the securities of Alexco nor prohibiting sale of such securities has been issued against Alexco and to the best of Alexco’s knowledge no investigations or proceedings for such purposes are pending or threatened as at the date of execution of this Amendment Agreement; and
(h)	Alexco is a “reporting issuer”, not included in a list of defaulting reporting issuers, or equivalent list or registry, maintained by the securities regulators in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

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2.3	Silver Wheaton represents and warrants to Alexco that Silver Wheaton is an “accredited investor” within the meaning of paragraph (m) of the definition of “accredited investor” in National Instrument 45-106 – Prospectus Exemptions.
3.	Amendments to Silver Purchase Agreement
3.1	Section 1 of the Silver Purchase Agreement shall be amended by adding the following definitions:
(i)	“Amendment Agreement 8” means Amendment Agreement No. 8 to this Agreement dated March 29, 2017.
(ii)	“AOI Properties” means all mineral rights, and all surface leases and fee simple lands, and all accessions thereto and successions thereof, whether created privately or through governmental action, that are now owned or at any time hereafter acquired by Alexco, ARCC or ERDC or any of their respective Affiliates, that are, in whole or in part, within one (1) kilometer of the outside or inside boundaries of any part of (a) the mineral rights listed in Schedule “A1”; or (b) the surface leases and fee simple lands appurtenant to the mineral rights listed in Schedule “A2”.

“Ceiling Grade” means 1,400 grams per tonne, subject to any amendment made pursuant to Section 5 of Amendment Agreement 8.

“Ceiling Price” means $25 per ounce, subject to any amendment made pursuant to Section 5 of Amendment Agreement 8.

“Deemed Shipment Head Grade” means with respect to any Offtaker Delivery, the result of the application of the following formula, which formula shall be reapplied until such time as the Unallocated Shipment Tonnage for such Offtaker Delivery is nil:

(i)	the Unallocated Monthly Tonnage for the earliest Monthly Lot that has any Unallocated Monthly Tonnage; subject to a maximum equal to the remaining Unallocated Shipment Tonnage for such Offtaker Delivery (which number of tonnes shall be considered allocated and reduce the Unallocated Monthly Tonnage for such Monthly Lot, and the Unallocated Shipment Tonnage for such Offtaker Delivery upon each application under this formula);
(ii)	multiplied by the Monthly Lot Head Grade for the Monthly Lot to which such Unallocated Monthly Tonnage applies;
(iii)	divided by the Shipment Tonnage,

provided that if there is any remaining Unallocated Shipment Tonnage but there is no remaining Unallocated Monthly Tonnage, then such remaining Unallocated Shipment Tonnage shall be deducted from the Shipment Tonnage for purposes of this calculation, with the intent that the Deemed Shipment Head Grade for such Offtaker Delivery shall be determined based on that portion of the Offtaker Delivery for which Unallocated Monthly Tonnage was allocated in accordance with the formula above.

For greater certainty, the Parties agree that the intent of the application of the foregoing formula is as follows:

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(x)	to deem the Deemed Shipment Head Grade of each tonne of Product contained in an Offtaker Delivery to be equal to the Monthly Lot Head Grade of each tonne of the earliest produced Monthly Lot that has not already been allocated to a previous Offtaker Delivery, on a first in, first out basis;
(y)	to calculate each Offtaker Delivery on the basis of Monthly Lots and Unallocated Monthly Tonnage that is comprised of the same Product as the Offtaker Delivery; and
(z)	that at the end of each calendar month, the actual physical inventory of tonnes of Product containing silver mined, produced, extracted or otherwise recovered from the Mining Properties that has not been the subject of an Offtaker Delivery should equal the total Unallocated Monthly Tonnage for all Monthly Lots prior to the time such physical inventory is conducted.

“Deemed Shipment Silver Price” means with respect to any Offtaker Delivery, the result of the application of the following formula, which formula shall be reapplied until such time as the Unallocated Shipment Tonnage for such Offtaker Delivery is nil:

(i)	the Unallocated Monthly Tonnage for the earliest Monthly Lot that has any Unallocated Monthly Tonnage; subject to a maximum equal to the remaining Unallocated Shipment Tonnage for such Offtaker Delivery (which number of tonnes shall be considered allocated and reduce the Unallocated Monthly Tonnage for such Monthly Lot, and the Unallocated Shipment Tonnage for such Offtaker Delivery upon each application under this formula);
(ii)	multiplied by the Monthly Lot Silver Price for the Monthly Lot to which such Unallocated Monthly Tonnage applies;
(iii)	divided by the Shipment Tonnage,

provided that if there is any remaining Unallocated Shipment Tonnage but there is no remaining Unallocated Monthly Tonnage, then such remaining Unallocated Shipment Tonnage shall be deducted from the Shipment Tonnage for purposes of this calculation, with the intent that the Deemed Shipment Silver Price for such Offtaker Delivery shall be determined based on that portion of the Offtaker Delivery for which Unallocated Monthly Tonnage was allocated in accordance with the formula above.

For greater certainty, the Parties agree that the intent of the application of the foregoing formula is as follows:

(x)	to deem the Deemed Shipment Silver Price of each tonne of Product contained in an Offtaker Delivery to be equal to the Monthly Lot Silver Price of each tonne of the earliest produced Monthly Lot that has not already been allocated to a previous Offtaker Delivery, on a first in, first out basis;
(y)	to calculate each Offtaker Delivery on the basis of Monthly Lots and Unallocated Monthly Tonnage that is comprised of the same Product as the Offtaker Delivery; and
(z)	that at the end of each calendar month, the actual physical inventory of tonnes of Product containing silver mined, produced, extracted or otherwise recovered from the Mining Properties that has not been the subject of an Offtaker Delivery should equal the total Unallocated Monthly Tonnage for all Monthly Lots prior to the time such physical inventory is conducted.

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“Floor Grade” means 600 grams per tonne, subject to any amendment made pursuant to Section 5 of Amendment Agreement 8.

“Floor Price” means $13 per ounce, subject to any amendment made pursuant to Section 5 of Amendment Agreement 8.

“Initial Silver Purchase Price” has the meaning set out in Section 5(h) of this Agreement.

“Monthly Lot” means, for each calendar month, the total number of tonnes of each Product, that (i) is produced in such calendar month through the Mineral Processing Facility, and (ii) is from ore mined, produced, extracted or otherwise recovered from the Mining Properties, calculated separately for each Product, as determined in accordance with Schedule M.

“Monthly Lot Head Grade” means, for each Monthly Lot, the silver grade of ore milled at the Mineral Processing Facility from which such Monthly Lots of Product were produced (or if the Product was not milled through the Mineral Processing Facility, the silver grade of such Product), expressed on a grams per tonne basis and determined in accordance with Schedule M, it being acknowledged for further clarity that the silver grade is to be calculated on the ore feedstock, not the concentrate output; provided that the Monthly Lot Head Grade shall be subject to a maximum of the Ceiling Grade and a minimum of the Floor Grade.

“Monthly Lot Silver Price” means, for each Monthly Lot, the simple average of the per ounce silver fixing price for each trading day in the calendar month for which the Monthly Lot has been determined as determined by the London Bullion Market Association; provided that the Monthly Lot Silver Price shall be subject to a maximum of the Ceiling Price and a minimum of the Floor Price.

“Offtaker Delivery” means the delivery of Minerals to an Offtaker or the transfer of the entitlement to, or benefit of Minerals to an Offtaker, each pursuant to an Offtake Agreement.

“Product” means lead concentrate, zinc concentrate, copper concentrate, doré, direct shipment ore or any other saleable product.

“Shipment Tonnage” means the total tonnages of Product subject to the Offtaker Delivery.

“Silver Purchase Price” has the meaning set out in Section 5(h) of this Agreement.

“Specified Percentage” means, for any Offtaker Delivery, the amount, expressed as a percentage, determined in accordance with the following formula:

(Ceiling Grade –Deemed Shipment Head Grade)	X	(Ceiling Price – Deemed Shipment Silver Price)
(Ceiling Grade – Floor Grade)		(Ceiling Price – Floor Price)

“Unallocated Monthly Tonnage” means, for each Monthly Lot, the number of tonnes of each Monthly Lot that have not been allocated to an Offtaker Delivery, in accordance with: (a) item (i) of the formula set out in the definition of “Deemed Shipment Head Grade” for purposes of that definition; or (b) item (i) of the formula set out in the definition of “Deemed Shipment Silver Price” for purposes of that definition

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“Unallocated Shipment Tonnage” means, with respect to any Offtaker Delivery, the number of tonnes of Product contained in such Offtaker Delivery that have not been allocated to reduce Unallocated Monthly Tonnage in accordance with: (a) item (i) of the formula set out in the definition of “Deemed Shipment Head Grade” for purposes of that definition; or (b) item (i) of the formula set out in the definition of “Deemed Shipment Silver Price” for purposes of that definition.

3.2	The definition of “Completion Test” in Section 1(p) of the Silver Purchase Agreement shall be deleted and replaced by:

“(p) “Completion Test” means the operation of the Mine and Mineral Processing Facility in accordance with all applicable laws, all applicable permits and licences and Prudent Operating Practices, for a period of:

(i)	thirty (30) consecutive days to determine the average number of tons of ore extracted from the Mine during such period, and
(ii)	thirty (30) consecutive days to determine the average number of tons of ore processed through the Mineral Processing Facility during such period,

in each case as certified by the Independent Project Consultant, provided such thirty (30) consecutive day periods need not coincide but must both fall within a period of no more than sixty (60) days. The average daily throughput achieved during the Completion Test (ie. the result of the Completion Test) shall be the lesser of the two numbers determined in (i) and (ii).”

3.3	The definition of “Existing Royalties” in Section 1(hh) of the Silver Purchase Agreement shall be amended by the addition of the following:
“(viii)	1% net smelter return royalty in favour of Dirk Moraal charging the Mining Properties so indicated in Schedule K; and
(ix)	1.5% net smelter return royalty in favour of Mega Precious Metals Inc. charging the Mining Properties so indicated in Schedule L.”
3.4	The definition of “Mine” in Section 1(fff) of the Silver Purchase Agreement shall be deleted in its entirety and replaced by:

“(fff) “Mine” means, collectively, the mine or mines constructed on, in or under the Mining Properties.”

3.5	The definition of “Mining Properties” in Section 1(kkk) of the Silver Purchase Agreement shall be deleted in its entirety and replaced by:

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“(kkk) “Mining Properties” means:

(i)                 the mineral rights listed in Schedule “A1” attached hereto and all accessions thereto and successions thereof, whether created privately or through governmental action;

(ii)               the surface leases and fee simple lands appurtenant to the mineral rights listed in Schedule “A2” attached hereto and all accessions thereto and successions thereof, whether created privately or through governmental action; and

(iii)             the AOI Properties.

3.6	The definition of “Monthly Report” in Section 1(nnn) of the Silver Purchase Agreement shall be amended by the addition of the following:
(xi)	the Monthly Lots, cumulative Unallocated Monthly Tonnage, Monthly Lot Head Grades, Deemed Shipment Silver Prices, Monthly Lot Silver Price, Deemed Shipment Head Grades and the Specified Percentages for any Offtaker Delivery which occurs during the calendar month.
3.7	The definition of “Outside Completion Date” in Section 1(sss) of the Silver Purchase Agreement shall be deleted in its entirety and replaced by:

“(sss) “Outside Completion Date” means December 31, 2019;

3.8	The definition of “Permitted Encumbrances” in Section 1(yyy) of the Silver Purchase Agreement shall be amended by the addition of the following:
“(viii)	with respect to any AOI Property, any royalties similar in nature to the Existing Royalties, or any other Encumbrances granted to secure non-financial obligations, in each case that exist at the time of, or are granted in connection with, the acquisition of any AOI Property and that remain in existence after any such acquisition.”
3.9	The second sentence of section 3(h) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:

“The Parties agree that the uncredited balance of the Deposit shall remain refundable until it is reduced to nil and that the Deposit shall be reduced upon each delivery of Refined Silver from the Owners to Silver Wheaton in an amount equal to (i) the number of ounces of Refined Silver sold and delivered to Silver Wheaton multiplied by (ii) (a) prior to March 29, 2017, the excess, if any, of the Market Price over the Fixed Price; and (b) on or after March 29, 2017, the excess of the Market Price over the Specified Percentage multiplied by the Market Price.”

3.10	Section 5(g) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:
“(g)	At the Time of Delivery, the Owners shall deliver to Silver Wheaton an invoice setting out (i) the number of ounces of Refined Silver so credited and (ii) the Initial Silver Purchase Price or Silver Purchase Price, as applicable, for such Refined Silver.”

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3.11	Section 5(h) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:
“(h)	From and after the Effective Date to March 29, 2017, Silver Wheaton paid to the Owners a purchase price for each ounce of Refined Silver sold and delivered by the Owners to Silver Wheaton under this Agreement (the “Initial Silver Purchase Price”) equal to:

(i)	prior to the Security Reduction Date, the Market Price payable in cash; provided that if the Market Price is greater than the Fixed Price, then an amount equal to the Fixed Price will be payable to the Owners in cash for each ounce of Refined Silver sold and delivered by the Owners to Silver Wheaton under this Agreement and the amount equal to the difference between the Market Price and the Fixed Price multiplied by the number of ounces of Refined Silver at the time of each sale and delivery shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and
(ii)	from and after the Security Reduction Date, the lesser of the Fixed Price and the Market Price payable in cash.

From and after March 29, 2017, Silver Wheaton shall pay to the Owners a purchase price for each ounce of Refined Silver sold and delivered by the Owners to Silver Wheaton under this Agreement (the “Silver Purchase Price”) equal to:

(i)	prior to the Security Reduction Date, the Specified Percentage for the Offtaker Delivery from which the obligation to deliver Refined Silver arises, multiplied by the Market Price payable in cash; and the amount equal to the difference between the Market Price and the Specified Percentage for the Offtaker Delivery from which the obligation to deliver Refined Silver arises multiplied by the Market Price multiplied by the number of ounces of Refined Silver at the time of each sale and delivery shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and
(ii)	from and after the Security Reduction Date, the Specified Percentage for the Offtaker Delivery from which the obligation to deliver Refined Silver arises, multiplied by the Market Price payable in cash.

Payment by Silver Wheaton for each shipment of Refined Silver shall be made promptly and in any event not later than five (5) Business Days after:

(i)	credit of Refined Silver in the account of Silver Wheaton; and
(ii)	receipt of an invoice for each such credit.”
3.12	The last sentence of section 5(k) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:

“In addition, Silver Wheaton shall be required to pay the Initial Silver Purchase Price or Silver Purchase Price, as applicable, on any amount of Refined Silver set off and withheld by Alexco against any such non-payment by Silver Wheaton.”

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3.13	Section 5 of the Silver Purchase Agreement shall be amended by the addition of the following:
“(m)	The Owners shall modify the methodology and procedures adopted in Schedule M in a manner acceptable to Silver Wheaton and the Owners, each acting reasonably, if Silver Wheaton or the Owners, from time to time, determines acting reasonably, that such methodologies and procedures result in inaccuracy or bias or an unreasonable degree of variability, in the determination of Monthly Lot Head Grade, Deemed Shipment Head Grade or Monthly Lot.
(n)	In the event that a delivery of Refined Silver is made at a time when any of the inputs into the calculation of Specified Percentage for any Offtaker Delivery from which the obligation to delivery Refined Silver arises, have not yet been finally determined, then the Parties will use the best available information to estimate the Specified Percentage and then, once such inputs are finally determined (or subsequently adjusted as a result of Sections 5(m), 10(d) or otherwise), the Parties shall make any and all adjustments as are necessary to the calculation of the Specified Percentage related to such Monthly Lot and, in the event such calculation results in a greater Specified Percentage, Silver Wheaton shall make a payment to the Owners in such amount as is necessary to reflect such increase in Specified Percentage and in the event such calculation results is a lower Specified Percentage, the Owners shall reimburse Silver Wheaton in such amount as is necessary to reflect such decrease in Specified Percentage, in each case within 30 days of such determination.
(o)	In the event that an Offtaker payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery and the number of ounces of Payable Silver determined pursuant to the final settlement (the “Final Settlement Ounces”) is more or less than the number of ounces of Relevant Payable Silver for which a provisional Offtaker payment has been made (the “Provisional Settlement Ounces”), then the Owners shall:
(i)	re-calculate the Monthly Lot Head Grade for each Monthly Lot included in the Offtaker Delivery for which such Offtaker payment has been made by multiplying the Monthly Lot Head Grade for each such Monthly Lot by a factor, the numerator of which is the Final Settlement Ounces and the denominator of which is the Provisional Settlement Ounces;
(ii)	re-calculate the Deemed Shipment Head Grade, the Specified Percentage and the Silver Purchase Price that previously used such Monthly Lot Head Grade to calculate the Silver Purchase Price applicable to Refined Silver sold or required to be sold to Silver Wheaton as a result of such Offtaker payment;
(ii)	revise and re-deliver the Monthly Reports for each of the months for which amounts have been re-calculated pursuant to Section 5(o)(i) or (ii) above;
(iv)	if the re-calculated Silver Purchase Price is less than the Silver Purchase Price paid by Silver Wheaton as a result of such Offtaker payment, an amount equal to the excess Silver Purchase Price multiplied by the number of ounces of Refined Silver for which Silver Wheaton has paid the Silver Purchase Price shall be an amount owing by the Owners to Silver Wheaton, which amount shall be set-off and deducted from the next required payment for Refined Silver to be made by Silver Wheaton; and

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(v)	if the re-calculated Silver Purchase Price is greater than the Silver Purchase Price paid by Silver Wheaton as a result of such Offtaker payment, an amount equal to the shortfall in the Silver Purchase Price multiplied by the number of ounces of Refined Silver for which Silver Wheaton has paid the Silver Purchase Price shall be an amount owing by Silver Wheaton to the Owners, which amount shall be paid upon the next required payment for Refined Silver to be made by Silver Wheaton.”
3.14	Section 8(d) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:

“(d) If Final Completion has not been achieved on or prior to July 1, 2019, then within five (5) Business Days of the end of each calendar month ending on or prior to the earlier of (i) the end of the month in which Final Completion is achieved, and (ii) the Outside Completion Date (each a “Final Monthly Delivery Period”), the Owners shall sell and deliver to Silver Wheaton an amount of Refined Silver equal to the Refined Silver that would have otherwise been sold and delivered to Silver Wheaton during each Final Monthly Delivery Period if Final Completion had been achieved. For purposes of determining the amount of Refined Silver that would have been delivered to Silver Wheaton during a Final Monthly Delivery Period, the Refined Silver due to Silver Wheaton pursuant to Section 5(a) shall be multiplied by a fraction, the numerator of which will be the Final Targeted Capacity and the denominator of which will be the greater of 322 tonnes of ore per day and the average daily throughput achieved during the last Completion Test completed after January 1, 2014; provided that in no event shall the denominator be greater than the Final Targeted Capacity; and provided further that, if Final Completion is achieved during a Final Monthly Delivery Period, then the amount of Refined Silver that would have otherwise been delivered to Silver Wheaton for such Final Monthly Delivery Period shall be determined on a pro rata basis based on the number of days elapsed during the Final Monthly Delivery Period before Final Completion occurred compared to the number of days remaining in such Final Monthly Delivery Period following the achievement of Final Completion, with the above formula applying for the period prior to achievement of Final Completion and the unadjusted application of Section 5(a) applying for the period after the achievement of Final Completion. For greater certainty and the avoidance of any doubt, if the Owners are required to sell and deliver Refined Silver to Silver Wheaton under this Section 8(d), then they shall not be required to sell and deliver Refined Silver to Silver Wheaton under Section 5(a) and the remainder of Section 5 shall continue to apply; provided that Section 5(a) shall continue to apply in respect of any period (including for the remaining portion of the month in which Final Completion is achieved during a Final Monthly Delivery Period as contemplated above) from and after the date Final Completion is achieved.”

3.15	Section 10 of the Silver Purchase agreement shall be amended by the addition of the following:

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“(d)(i)	The Owners shall perform, or cause to be performed, a physical inventory of the tonnes of each Product containing Minerals at the written request of Silver Wheaton and not more than once in any period of 12 months. In such event:
(1)	such physical inventory shall be conducted in accordance with sound mining, processing and engineering and practices prevailing in the mining industry;
(2)	the Owners shall provide a written report to Silver Wheaton within 30 days thereof setting out the Owner’s determination of the physical inventory of tonnes of each Product containing Minerals and a detailed description of the methodology and inputs in respect of such determination;
(3)	Silver Wheaton shall be entitled to have representatives present during such physical inventory; and
(4)	the Owners shall make available to Silver Wheaton in accordance with Section 10(b), the books and records supporting such determination.
(ii)	If upon completion of an inventory contemplated by Section 10(d)(i), the total Unallocated Monthly Tonnage of any Product for all Monthly Lots as of the time the inventory is taken (for greater certainty, calculated as if there had been a payment from an Offtaker for all Offtaker Deliveries made prior to the time such inventory is taken) is more or less than the tonnage of the actual physical inventory of such Product, wheresoever located, produced from the Mining Properties that has not been subject to an Offtaker Delivery as at the time such inventory is taken, then the Owners shall, in an amount necessary to decrease or increase, as applicable, such Unallocated Monthly Tonnage to 100% of the tonnage of the actual physical inventory of such Product (the difference between 100% of the tonnage of the actual physical inventory of such Product and the total Unallocated Monthly Tonnage for all Monthly Lots of such Product as of the time the inventory is taken, being referred to as the “Adjusted Monthly Lot Tonnage”):
(1)	decrease or increase, as applicable, the tonnage of all Monthly Lots (“Adjusted Monthly Lots”) for all calendar months occurring since the last inventory taken pursuant to Section 10(d)(i) (or, in the case of the first inventory to occur, all Monthly Lots) by an amount equal to the Adjusted Monthly Lot Tonnage divided by the number of Adjusted Monthly Lots;
(2)	revise and re-deliver the Monthly Reports for each of the months applying to any of the Adjusted Monthly Lots;
(3)	re-calculate what the Monthly Lot Head Grade that would have been determined had the Adjusted Monthly Lots been originally used to determine the Monthly Lot Head Grade, and re-calculate any Specified Percentage that previously used such Monthly Lot Head Grade as an input; and
(4)	re-calculate the current remaining Unallocated Monthly Tonnage by Monthly Lot.
(iii)	The Owners shall modify the methodology and procedures set out in Section 10(d)(ii) in a manner acceptable to Silver Wheaton and the Owners, each acting reasonably, if Silver Wheaton or the Owners, from time to time, determines acting reasonably, that such methodologies and procedures are impracticable or unreasonably onerous.”

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3.16	Section 21(h)(i) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:

“If to the Owners or Alexco to:

Alexco Resource Corp.
Suite 1225, Two Bentall Centre
555 Burrard Street, Box 2016
Vancouver, British Columbia
V7X 1M9

Attention: President and Chief Executive Officer
Fax: (604) 633-4887

with a copy to:

Fasken Martineau LLP
2900-550 Burrard Street
Vancouver, British Columbia
V6C 0A3

Attention: Andrew Gabrielson
Fax: (604) 632-4844”

3.17	Section 21(h)(ii) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:

“If to Silver Wheaton, to:
Silver Wheaton Corp.
Suite 3500 – 1021 West Hastings St.
Vancouver, British Columbia
V6E 0C3

Attention: President and Chief Executive Officer
Fax No.: 604-696-3017”

3.18	Section 21(m) of the Silver Purchase Agreement shall be deleted in its entirety and replaced with the following:
“(m)	For the purpose of this Agreement, if, for any reason, the London Bullion Market Association is no longer in operation or the price of silver is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Market Price or the Monthly Lot Silver Price, as applicable, shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to the Parties.”
3.19	Schedule A1 of the Silver Purchase Agreement shall be deleted in its entirety and replaced with Schedule A1 attached as Appendix 1 to this Amendment Agreement.

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3.20	Schedule A2 of the Silver Purchase Agreement shall be deleted in its entirety and replaced with Schedule A2 attached as Appendix 2 to this Amendment Agreement.
3.21	Schedule A3 of the Silver Purchase Agreement shall be deleted in its entirety and replaced with Schedule A3 attached as Appendix 3 to this Amendment Agreement.
3.22	Schedule A4 of the Silver Purchase Agreement shall be deleted in its entirety.
3.23	Schedule K, in the form attached as Appendix 4 to this Amendment Agreement shall be added to the Silver Purchase Agreement.
3.24	Schedule L, in the form attached as Appendix 5 to this Amendment Agreement shall be added to the Silver Purchase Agreement.
3.25	Schedule M, in the form attached as Appendix 6 to this Amendment Agreement shall be added to the Silver Purchase Agreement.
4.	Issuance of Common Shares
4.1	Alexco hereby agrees, subject to regulatory approval, to issue to Silver Wheaton 3,000,000 common shares in the capital of Alexco (the “Common Shares”). The Common Shares shall be issued in the name of Silver Wheaton having an agreed value of CDN$6,600,000 (converted to US$4,934,948) for the purposes of this Amendment Agreement.
4.2	The Parties acknowledge that, as at the date hereof, the uncredited balance of the Deposit is US$14,432,308. The Parties agree that following the issuance of the Common Shares to Silver Wheaton, the Deposit shall be reduced by US$4,934,948, including for, but not limited to, the purposes of any calculation pursuant to Sections 3(h), 5(h) and 8(f) of the Silver Purchase Agreement.
4.3	The Common Shares shall be:
(a)	issued as fully paid, non-assessable shares in the capital of Alexco;
(b)	issued pursuant to an exemption from applicable prospectus requirements in accordance with NI 45-106, such that Silver Wheaton may rely on section 2.5 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators at the time of resale;
(c)	issued with the following restricted legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE ISSUANCE DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”; and

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(d)	listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT LLC.
4.4	Following execution of this Amendment Agreement, Alexco shall within one business day thereafter apply for conditional acceptance of the Toronto Stock Exchange and NYSE MKT LLC in order to complete the issue of the Common Shares (“Conditional Acceptance”);
4.5	As soon as practicable and in any event not later than three (3) business days following receipt of Conditional Acceptance, Alexco shall deliver to Silver Wheaton:
(a)	evidence of Conditional Acceptance;
(b)	3,000,000 duly issued Common Shares shall have been registered in the name of CDS & CO., or as otherwise directed by Silver Wheaton; and
(c)	a favourable legal opinion addressed to Silver Wheaton with respect to the Common Shares, in form and substance customary for transactions of this nature, dated the date of issuance, from DuMoulin Black LLP, counsel for Alexco.
4.6	Silver Wheaton agrees to use reasonable efforts to consult with Alexco in the event Silver Wheaton intends to transfer a block of the Common Shares in order to facilitate the possibility of private agreement purchases for the Common Shares Silver Wheaton intends to transfer.
4.7	In the event Conditional Acceptance is not received by Alexco, or the Common Shares are not issued to Silver Wheaton, within ten (10) Business Days from the date hereof (or such later date as Silver Wheaton may agree to), the Parties agree that the Silver Purchase Agreement shall be automatically amended to reflect the Silver Purchase Agreement as it existed prior to the amendments contemplated by this Amendment Agreement and this Amendment Agreement shall be of no further force or effect. For greater certainty, each of the amendments to the Silver Purchase Agreement provided for in Section 3 of this Amendment Agreement shall be reversed and the provisions in the Silver Purchase Agreement, without giving effect to any of the amendments contemplated by this Amendment Agreement, shall be in full force and effect. The Parties will in good faith take any steps as may be required and execute any agreements and documents as may be required to give full effect to this Section 4.7.
5.	Adjustments for Changes to Mining Costs
5.1	The Parties agree that if the throughput of the Mineral Processing Facility is increased to more than 550 tonnes of ore per day, the Parties will use good faith efforts to re-negotiate commercially reasonable definitions of Ceiling Grade, Ceiling Price, Floor Grade and Floor Price, based on market and mine conditions at such time.
5.2	The Parties agree that if, (i) within ninety (90) days from the date hereof, there is any decrease, or (ii) following ninety (90) days from the date hereof until March 29, 2018, there is any material adverse change, to Alexco’s proven and probable reserves, measured and indicated resources or inferred resources, as of the date hereof, whether publicly announced or not, Silver Wheaton shall have the option to: (i) elect that this Amendment Agreement continue in full force and effect; or (ii) deliver notice to the Owners and Alexco that Silver Wheaton is electing that the Parties shall re-negotiate commercially reasonable definitions of Ceiling Grade, Ceiling Price, Floor Grade and Floor Price, based on market and mine conditions at such time. In the event Silver Wheaton makes the election provided for in Section 5.2(ii) and the Parties have not agreed on re-negotiated definitions of Ceiling Grade, Ceiling Price, Floor Grade and Floor Price within sixty (60) days following the delivery of notice by Silver Wheaton, Silver Wheaton shall have the option to: (a) elect that the Silver Purchase Agreement shall be automatically amended to reflect the Silver Purchase Agreement as it existed prior to the amendments contemplated by this Amendment Agreement and that this Amendment Agreement shall be of no further force or effect and that Silver Wheaton shall pay to Alexco in cash the value of the Common Shares attributed in Section 4.1 of this Amendment Agreement and maintain the Common Shares; or (b) elect that the Silver Purchase Agreement shall be automatically amended to reflect the Silver Purchase Agreement as it existed prior to the amendments contemplated by this Amendment Agreement and that this Amendment Agreement shall be of no further force or effect and that Silver Wheaton shall return the Common Shares issued to Silver Wheaton pursuant to Section 4.1 to Alexco for cancellation; or (c) elect that this Amendment Agreement continue in full force and effect; or (d) refer the re-negotiation of the definitions of Ceiling Grade, Ceiling Price, Floor Grade and Floor Price to arbitration pursuant to Section 17 of the Silver Purchase Agreement. For greater certainty, upon Silver Wheaton making an election under (a) or (b) above, each of the amendments to the Silver Purchase Agreement provided for in Section 3 of this Amendment Agreement shall be reversed and the provisions in the Silver Purchase Agreement, without giving effect to any of the amendments contemplated by this Amendment Agreement, shall be in full force and effect. The Parties will in good faith take any steps as may be required and execute any agreements and documents as may be required to give full effect to this Section 5.2.

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6.	Transfer of Certain Mineral Properties
6.1	Forthwith after the date hereof, the Owners and Alexco shall cause Alexco Exploration Canada Corp., a subsidiary of Alexco, to transfer, assign and convey all of its legal and beneficial right, title and interest in and to those Mining Properties listed in Appendix 1 of this Amendment Agreement as being registered or recorded in its name to one of the Owners.
6.2	The Owners shall notify Silver Wheaton in writing once the transfer, assignment and conveyance referenced in section 6.1 has been completed.
6.3	The Owners and Alexco shall promptly comply with all of the requirements under Section 16 of the Silver Purchase Agreement once the Mining Properties referenced in section 6.1 have been transferred, assigned and conveyed by Alexco Exploration Canada Corp. to one of the Owners.
6.4	The Owners shall cause Alexco Exploration Canada Corp. to comply with all of the covenants and obligations in the Silver Purchase Agreement that apply to an Owner as if Alexco Exploration Canada Corp. was an Owner until the transfer, assignment and conveyance contemplated in section 6.1 has been completed.
7.	General
7.1	Each of the Parties represents and warrants to each of the other Parties that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Amendment Agreement (including the issuance of the Common Shares), and this Amendment Agreement has been duly executed by such Party, as required, and when delivered, will be a legal, valid and binding obligation of such Party, enforceable in accordance with its terms and with the terms of the Silver Purchase Agreement.
7.2	The delivery of Common Shares under Section 4 is exclusive of Goods and Services Tax. If applicable, Owners shall be responsible for and pay Silver Wheaton all Goods and Services Tax that may be payable in respect of such delivery.

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7.3	This Amendment Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the Silver Purchase Agreement for all purposes. For greater certainty, any breach or default of any covenants or obligations of the Owners or Alexco under this Amendment Agreement shall constitute a breach or default which is subject to Section 20(a)(vii) of the Silver Purchase Agreement.
7.4	Any notice or other communication required or permitted to be given hereunder shall be given in accordance with Section 21(h) of the Silver Purchase Agreement, provided that any party may, at any time, give notice in writing to the others in the manner provided for therein of any change of address or facsimile number.
7.5	Except as otherwise amended or altered by this Amendment Agreement, the provisions of the Silver Purchase Agreement shall be and continue in full force and effect and are hereby confirmed.
7.6	This Amendment Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.
7.7	This Amendment Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).
7.8	Time is of the essence in this Amendment Agreement.
7.9	This Amendment Agreement may be executed in several parts in the same form and by facsimile, and such parts as so executed shall together constitute one original document, and such parts, if more than one, shall be read together and construed as if all the Parties had executed one copy of this Amendment Agreement.

[rest of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have caused this Amendment Agreement No. 8 to Silver Purchase Agreement to be duly executed as of the date set out above.

SILVER WHEATON CORP.

Per: signed “Haytham H. Holdaly”
Name: Haytham H. Hodaly
Title: Senior Vice President Corporate Development

ELSA RECLAMATION & DEVELOPMENT COMPANY LTD.

Per: signed “Clynton Nauman”
Name: Clynton Nauman
Title: President and Chief Executive Officer

ALEXCO KENO HILL MINING CORP.

Per: signed “Clynton Nauman”
Name: Clynton Nauman
Title: President and Chief Executive Officer

ALEXCO RESOURCE CORP.

Per: signed “Clynton Nauman”
Name: Clynton Nauman
Title: President and Chief Executive Officer

APPENDIX 1

Schedule A1

This is Schedule “A1” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Mining Properties – Mineral Rights

[List of quartz mining claims and quartz mining leases redacted]

APPENDIX 2

Schedule A2

This is Schedule “A2” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008 (as amended)

Surface Leases and Fee Simple Lands

[List of surface leases and fee simple lands redacted]

APPENDIX 3

Schedule A3

This is Schedule “A3” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008 (as amended)

Map of the Mining Properties

[Map of mining properties redacted]

APPENDIX 4

Schedule K

This is Schedule “K” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008 (as amended)

[Land schedule redacted]

APPENDIX 5

Schedule L

This is Schedule “L” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008 (as amended)

MEGA PRECIOUS METALS ROYALTY PROPERTIES

[List of claims redacted]

APPENDIX 6

Schedule M

This is Schedule “M” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008 (as amended)

[See attached]

This is Schedule M to the Amended and Restated Precious Metals Purchase Agreement between Silver Wheaton Corp., Elsa Reclamation & Development Company Ltd., Alexco Resource Canada Corp. and Alexco Resource Corp. dated October 2, 2008 (as amended)

Calculation of Head Grade and Monthly Lot

Head Grade and Monthly Lot will be calculated on a monthly basis. The methodology, sampling, assaying procedures and other procedures that will be used by the Owners to calculate Head Grade and Monthly Lot are described below and an illustrative example of the calculation is included as Exhibit 1 to this Schedule M. This process has been designed to make the determinations of Head Grade and Monthly Lot as objectively and formulaically as is possible for an operation of the type and scale of the Mine.

Prior to the commencement of mining, production, extraction or other recovery of ore or other material from the Mine (other than for sampling purposes), the Owners and Silver Wheaton, each acting reasonably, shall review these detailed methodology and procedures, to ensure consistent with Industry Standard Practices, to determine Head Grade and Monthly Lot and the inputs into the foregoing (including any contemplated reconciliations and/or modifications to the Plant Metallurgical Balance described below), with the intent that the determinations of Head Grade and Monthly Lot (collectively, the “Schedule M Definitions”), will be as objectively, accurately and formulaically determined as is possible. In the event that the parties are unable to agree to revised methodologies and procedures as part of that review prior to the commencement of initial production from the Mine (a “Schedule M Dispute”), the matter may be referred to binding arbitration by either party in accordance with Section 17 of this Agreement. The methodologies and procedures determined as part of a review or a Schedule M Dispute resolution, as applicable, shall supplement this Schedule M and be deemed to be incorporated by reference herein.

“Appropriate Remedy” may include any or all of the following:

(a)	deletions, additions, changes or other modifications to the terms of the Schedule M Documentation, applicable on a prospective basis and/or on a retroactive basis (subject to Section 17 of this Agreement);
(b)	a retroactive determination of all/any of the Schedule M Definitions, Measured Data or Adjusted Data; and
(c)	a retroactive resulting adjustment to Payable Silver as a result of any of the foregoing,

provided that, to the extent such remedy is retroactive, it shall only apply to the 24 months prior to the first date that a party provides written notice expressly referencing a potential retroactive adjustment as an appropriate remedy under Schedule M and the circumstances that have resulted in such remedy.

“Head Grade” means the Reported Mineral Processing Facility Feed silver grade for each calendar month as determined by the metallurgical balance for the Mineral Processing Facility (see, “Plant Metallurgical Balance” below).

“Alexco Keno District Lab” means the mine site lab currently being run by Alexco.

“Independent Third Party Lab” means the lab independent of the Alexco Keno District Lab used to analyze samples selected by Silver Wheaton and the Owners on a quarterly basis. The independent third party lab will be one of ALS, Inspectorate International Limited or SGS or such other lab as may be mutually agreed to by the parties.

“Industry Standard Practices” means those industry standard practices applicable in the context of a mining operation of this nature that are appropriate as industry standard practices for the specific activity or application under consideration.

“Monthly Lot” means the tonnes of Product produced in any month as determined by the metallurgical balance for the Mineral Processing Facility (see, “Plant Metallurgical Balance” below).

“Schedule M Documentation” means this Schedule M (including the Schedule M Definitions, methodology and procedures described herein) and any documents related to this Schedule M (including the Annexes, the Plant Metallurgical Balance Documentation and the Exhibits to this Schedule M).

Mineral Processing Facility Throughput

The ore and other material mined, produced, extracted or otherwise recovered from the Mine, will be fed directly or separately stockpiled adjacent to the Mineral Processing Facility and fed into the crusher (pre-crusher ore feed) in a predetermined ratio (the "Feed Ratio") to ensure the Mineral Processing Facility is fed a blend of ore that optimizes throughput and recoveries and provides the maximum overall economic benefit to the Owner (assuming the Owner had a full economic interest in all the produced Minerals). The Feed Ratio will be determined based on lab testing, the known performance of the Mineral Processing Facility and the mine plan.

The Mine ore will be weighed by an in-line belt weightometer (as adjusted to reflect moisture content) prior to entering the ball mill as described in the Plant Metallurgical Balance Documentation (as defined below). This information will be recorded by the Owners (or caused to be recorded by the Owners) daily and used to calculate the aggregate number of dry tonnes of ore processed in the Mineral Processing Facility in any calendar month (the “Total Throughput”).

Plant Metallurgical Balance

The formulas or methodologies used to determine the metallurgical balance for the Mineral Processing Facility are described in the Alexco Mill and Lab Standard Operating Procedures Manual, a copy of which will be provided to Silver Wheaton by Alexco and attached hereto as Exhibit 2, and the methodologies and procedures that support such formulas are described in the Alexco Mill and Lab Standard Operating Procedures Manual and the documents and annexes referenced therein (collectively, the “Annexes”), copies of which will be provided to Silver Wheaton and attached hereto as Exhibit 3, (collectively, the “Plant Metallurgical Balance Documentation”) within 10 Business Days of March 29, 2017. The parties acknowledge and agree that the methodologies and procedures set out in Exhibit 3 (including the Alexco Keno District Lab methodologies and procedures) may be modified from time to time upon the mutual agreement of the Owners and Silver Wheaton. For certainty, the attached Exhibits and Annexes are included in and form part of the Plant Metallurgical Balance Documentation. There are no other procedures, methodologies or policies in respect of matters covered by those in the Exhibits and Annexes.

When calculating the tonnes of Product produced in a month for purposes of determining a Monthly Lot, the following shall be considered and taken into account: (i) the total number of tonnes of Product loaded at the Mining Properties for transport in a calendar month (whether or not such loads have departed the Mining Properties), based on the net weight of the vehicles loaded with such Product; plus (ii) the total number of tonnes of Product stored at the Mine at the end of such calendar month; and less (iii) the total number of tonnes of Product stored at the Mining Properties at the beginning of such calendar month. For purposes of determining stored Product for the purposes of this Schedule M, it will include, for greater certainty and without limiting the foregoing, concentrate in filter cake and in slurry form, as applicable, unless it can be demonstrated that there are only minor differences in slurry form balances between periods.

Other Matters

The reconciliations and plant metallurgical balances contemplated in this Schedule M will, to the extent relevant, take into account data for zinc, lead, gold, silver and any other elements or compounds as may be applicable. The data for these reconciliations and plant metallurgical balances will be gathered from various points within the mining and milling process including mine plan, block models, grade control, on-line analyzers, samples and assays of process streams including but not limited to feed, concentrate and tailings, and other material stockpiles and their changes in inventory which are used for metallurgical accounting.

Independent Review of Assays

All assays used in the Plant Metallurgical Balance (including those of grade control and cyclone overflow or flotation feed (as applicable) samples, and concentrate and tailings samples) will be completed on site by the Alexco Keno District Lab and done by fire assay, or other agreed to industry standard procedures, using methods set out in this Schedule M.

A suite of samples with reported assays (including grade control samples, feed, concentrate and tailings) selected and agreed to by Silver Wheaton and the Owners, each acting reasonably, will be re-assayed by an agreed upon Independent Third Party Lab on a quarterly basis. Coarse and pulp rejects for shift and monthly composites will be archived for a period of 12 months. All expenses associated with the independent review of assays will be shared equally by Silver Wheaton and the Owners.

If the average of the assay results from the Independent Third Party Lab are within 1% of the Alexco Keno Hill District Lab assay results for the suite of samples that were provided to such lab, then no adjustment to the Head Grade will be required. However, if the assay results from the Independent Third Party Lab come back with a discrepancy greater than 1% (higher or lower), then the plant metallurgical balance for the applicable calendar month(s) will be re-run using the average of the Alexco Keno District Lab’s assay results and the result from the Third Party Lab and the resulting difference will be applied to the Head Grade for the following calendar month by way of an adjustment to the Head Grade, as applicable.

Additional Reporting

The parties hereby agree that notwithstanding the terms of the Agreement, monthly reporting to be provided to Silver Wheaton will also include:

•	the metallurgical balance for the Mineral Processing Facility calculated in accordance with this Schedule M;
•	the actual measured and input data for such month (prior to any adjustment) for the following, as used to calculate the metallurgical balance for the Mineral Processing Facility (together, the “Measured Data”):

•	The tonnes of ore from each of the Mining Properties delivered from the primary and crushers to the fine ore stockpile;
•	The tonnes of ore from each of the Mining Properties processed through each grinding line of the Mineral Processing Facility;
•	The tonnes of Product Concentrate (i) loaded for transport at the Mining Properties, (ii) stored at the Mining Properties at the end of such month, and (iii) stored at the Mining Properties at the beginning of such month;
•	The tonnes of Product concentrate as measured production;
•	The weighted composite assays (Pb, Zn, Ag, Au of the feed to each rougher flotation line of the Mineral Processing Facility (Sample Points XX);
•	The weighted composite assays (Pb, Zn, Ag, Au of lead and zinc concentrate delivered to the concentrate thickeners (Sample Points XX);
•	The weighted composite assays (Pb, Zn, Ag, Au) of the combined rougher and cleaner flotation tailings delivered to the flotation tailings thickener. (Sample Point XX);
•	The weighted composite assays (Pb, Zn,Ag, Au of the ore mined and processed through the primary and secondary crushers as determined from grade control sampling and assaying;
•	Each of the inputs in the Monthly Metallurgical Balance;
•	any and all adjustments made to the Measured Data as a result of determining the metallurgical balance for the Mineral Processing Facility (or the Schedule M Definitions);
•	the resulting adjusted amounts of the following, after applying adjustments resulting from the determination of the metallurgical balance for the Mineral Processing Facility (collectively, the “Adjusted Data”):
•	The tonnes and grades of ore from each Mine delivered to the primary and secondary crushers;
•	The tonnes and grades of ore from each of the Mine processed through the grinding line of the Mineral Processing Facility;
•	The tonnes of Product produced and assays of Pb, Zn Ag, Au contained;
•	The tonnes and grades of Pb, Zn Ag, Au of the feed to rougher flotation of the Mineral Processing Facility;
•	The adjusted assays (Pb, Zn Ag, Au) of Product delivered to the concentrate thickeners;
•	The adjusted assays (Pb, Zn, Ag, Au) of the combined rougher and cleaner flotation tailings delivered to the flotation tailings thickener;

•	The grades of Pb, Zn, Ag, Au of the ore mined and processed through the primary and secondary crushers;
•	Each of the outputs from the Monthly Metallurgical Balance; and
•	such other information in respect of the metallurgical balance as may be reasonably requested by Silver Wheaton.

This additional reporting will be in addition to and not in substitution for the existing reporting requirements.

Reconciliations

The Schedule M Definitions, Measured Data and Adjusted Data will each be determined in accordance with the terms of this Schedule M and the Agreement, and the methodology and procedures outlined herein and therein, and to the extent consistent therewith, will be based on (i) best available information, (ii) the same data and assumptions used by the Owner for its own internal reporting purposes, and (iii) Industry Standard Practices.

If any of the following have occurred, are occurring or are reasonably anticipated to occur:

(i)	the Monthly Lot Head Grade for any month is lower or higher by more than 3%, or other mutually agree percentage, of the weighted composite assay of silver (the “measured silver grade”) of the feed for such month multiplied by the measured tonnage of the throughput of the Mineral Processing Facility;
(ii)	the Monthly Lot Head Grade demonstrates a consistent bias to being lower or higher than the measured silver grade of the feed multiplied by the measured tonnage of the throughput of the Mineral Processing Facility;
(iii)	the silver grade of the Product determined by the Alexco Keno District Lab demonstrates a consistent bias to being lower or higher than the silver grade of the Product as determined by Independent Third Party Lab, all in accordance with the procedures outlined in this Schedule M (even if within the 1% range contemplated in the Assaying Procedures and Independent Review);
(iv)	the silver grade of the Product determined in accordance with the procedures outlined in this Schedule M (being part of the Adjusted Data), demonstrates a consistent bias to being lower or higher than the silver grade of the concentrate as determined by the Offtaker;
(v)	the tonnes of Product (subject to allowance for loss) determined in accordance with the procedures outlined in this Schedule M (being part of the Adjusted Data), demonstrates a consistent bias to being lower or higher than as determined by the Offtaker;
(vi)	any of the Schedule M Definitions or Adjusted Data demonstrates a consistent bias to being lower or higher than other available information, calculations or determinations would support or suggest; or
(vii)	Silver Wheaton or the Owners, from time to time, determines based on an independent review and acting reasonably, that such methodologies and procedures result in inaccuracy or bias or an unreasonable degree of variability, in the determination of Head Grade or Monthly Lot.

then:

(A)	the matter will be investigated in good faith by the parties in order to determine the cause; and

(B)	an Appropriate Remedy will be agreed to by the parties as promptly as possible, consistent with the objectives of using the best available information and Industry Standard Practices, to determine the Measured Data, the Adjusted Data and the Schedule M Definitions as objectively, accurately and formulaically as is possible, and based on the mining, processing, metallurgical and sampling equipment and analytical procedures currently in use or planned for use by the Owner at the Alexco Keno District Lab and in the event the parties are unable to agree on an Appropriate Remedy within 60 days of an issue being identified by a party the matter may be referred to binding arbitration by either party in accordance with Section 17 of this Agreement as a “Schedule M Dispute” to the extent a party is seeking deletions, additions, changes or other modifications to any Schedule M Documentation or to the extent a party is seeking any other Appropriate Remedy.

Arbitration

Any matter referred to binding arbitration by either party in accordance with Section 17 of this Agreement as a “Schedule M Dispute” shall provide for the following to the extent reasonably practicable:

1. Any person appointed as arbitrator shall be a person of sound commercial background and with knowledge of the base metals and concentrates markets.

2. The sole issue for resolution by the arbitrator shall be to determine which submission, or what modified version (with such deletions, additions, changes or other modifications as the arbitrator may determine to be appropriate) of either or both submissions as may be determined by the arbitrator, best achieves the objectives and requirements set forth in Schedule M that is the subject of the Schedule M Dispute. The determination of the arbitrator shall (i) be based on the mining, processing, metallurgical and sampling equipment currently in use or planned for use by the Owners, with only such changes and additions as would not require the Owners to incur any material capital expenditures; (ii) be consistent with Industry Standard Practice; and (iii) determine Head Grade and Monthly Lot as accurately, objectively and formulaically as is possible (which in turn may require the determination of the Schedule M Definitions, Measured Data and Adjusted Data as accurately, objectively and formulaically as is possible). The arbitrator shall enter a final order and judgment requiring the Parties to fully execute an amendment to the Silver Purchase Agreement incorporating the process determined by the arbitrator as contemplated by the two preceding sentences, within one Business Day of the arbitrator’s determination (the “Arbitrator Compel Order”). The Owners and Silver Wheaton agree that the Arbitrator Compel Order will be specifically enforceable by any court of competent jurisdiction. For greater certainty, and without limiting the foregoing, the Parties hereby agree that the arbitrator shall have the ability to make a full and final decision in respect of the issue, which decision will be binding upon the Parties.

EXHIBIT 1 TO SCHEDULE M
ILLUSTRATIVE EXAMPLE

[Illustrative example redacted]

EXHIBIT 2 TO SCHEDULE M
PRODUCTION BALANCE AND ADJUSTMENTS

[Production balance and adjustments redacted]

EXHIBIT 3 TO SCHEDULE M
plant metallurgical balance documentation

[Plant metallurgical balance documentation redacted]